COMMENTS RECEIVED ON 03/30/2022

FROM DANIEL GREENSPAN

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

FinTech Portfolio

Tech Hardware Portfolio

POST-EFFECTIVE AMENDMENT NO. 163

1.

All funds

“Cover” (prospectus)

C:

The Staff requests we provide a “subject to completion” legend under rule 481(b)2 or explain why one is not provided.

R:

Rule 481(b)(2) requires inclusion of a “subject to completion” legend if “a prospectus or Statement of Additional Information will be used before the effective date of the registration statement…” The registrant does not plan to use the fund’s prospectus or statement of additional information prior to its effective date (and, in fact, has not used the prospectus and SAI filed pursuant to Rule 485(a)). Thus, a Rule 481(b)(2) legend was not included and is not required.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy and hold shares of the fund.”

C:

The Staff requests we add disclosure to the fee table introductory language to the extent the language in Item 3 of N-1A is applicable.

R:

The following disclosure will be added in bold text:

“In addition to the fees and expenses described below, your broker may also require you to pay brokerage commissions on purchases and sales of the fund.”

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain whether the fee waiver and/or expense reimbursement is recoupable and, if so, that we disclose and provide the terms of recoupment in a footnote.

R:

The funds will not have a fee waiver or expense reimbursement.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From FinTech Portfolio:

“Normally investing at least 80% of assets in securities of companies principally engaged in providing products and services in fintech.”

C:

The Staff requests we revise as necessary the disclosure of the specific criteria that each fund and its Adviser uses to determine that a particular business activity is consistent with the focus of the fund, suggested by its name, and that a potential portfolio company is engaged to a sufficient extent in such activity.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose the fund’s principal investment strategies. General Instruction C. (3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment

Details” section. In that section, we currently include the following disclosure for FinTech Portfolio: “These companies may include, for example, companies that provide software or hardware for e-commerce, mobile or point-of-sale payment systems, electronic payment processing, marketplace lending, products associated with digital assets or blockchain technology, financial software, data analytics, credit cards, or services related to these activities.”

In addition, as disclosed in each fund’s SAI, Fidelity may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.

Accordingly, we have not modified the disclosure.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fintech Portfolio:

“Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

From Tech Hardware Portfolio:

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. The extent of economic development; political stability; market depth, infrastructure, and capitalization; and regulatory oversight can be less than in more developed markets. Emerging markets typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.”

C:

If investing in emerging markets securities is a principal investment strategy of each fund, the Staff requests we disclose and include a definition of emerging markets.

R:

Although each fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the funds. As a result, the funds believe the current strategy and risk disclosure is appropriate.

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the funds invest or intend to invest in debt or equity that may be affected by the war in Ukraine or related sanctions, the Staff requests we consider additional risk disclosure as necessary. The Staff also requests that we consider any additional risks as necessary regarding the banking sector related to the above conflict or related sanctions.

R:

The funds do not have a principal investment strategy to invest directly in securities with exposure to Ukraine. Each fund believes the disclosure in the Principal Investment Risks section of the statutory and summary prospectus accurately describes the risks of the funds.

7.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests each fund's assets primarily in common stocks.”

“In addition to concentrating on particular industries, each fund may invest a significant percentage of its assets in relatively few companies and may invest up to 25% in a single company. The funds are classified as non-diversified.”

C:

The Staff requests we disclose this information in the “Fund Summary - Principal Investment Strategies” section of the prospectus as well.

R:

The following disclosure is included in each fund’s “Fund Summary – Principal Investment Strategies” section of the prospectus regarding investments in common stocks:

“Normally investing primarily in common stocks.”

In addition, the following disclosure is included in each fund’s “Fund Summary – Principal Investment Risks” section of the prospectus in accordance with Item 4(b)(1)(iv) of Form N-1A, which requires that the Fund summarize the risks of investing in a non-diversified fund:

“In addition, the fund is classified as non-diversified under the Investment Company Act of 1940 (1940 Act), which means that it has the ability to invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

Accordingly, we have not modified disclosure.

8.

All funds

“Fund Management” (prospectus)

“As of December 31, 2020, the Adviser had approximately $3.0 trillion in discretionary assets under management, and approximately $3.8 trillion when combined with all of its affiliates' assets under management.”

C:

The Staff requests we revise to disclose the Adviser’s assets under management as of a more recent date.

R:

The Adviser’s assets under management will be reflected as of December 31, 2021.

Attachment 1

FinTech Portfolio

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.52%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.29%
Total annual operating expenses	0.81%

1 year	$83
3 years	$259
5 years	$450
10 years	$1,002

Year-by-Year Returns

During the periods shown in the chart:	Returns	Quarter ended
Highest Quarter Return	27.88%	December 31, 2020
Lowest Quarter Return	(41.08)%	March 31, 2020
Year-to-Date Return	(11.18)%	March 31, 2022

Average Annual Returns

For the periods ended December 31, 2021	Past 1 year	Past 5 years	Past 10 years
FinTech Portfolio
Return Before Taxes	22.54%	13.15%	14.44%
Return After Taxes on Distributions	17.73%	11.49%	12.05%
Return After Taxes on Distributions and Sale of Fund Shares	16.62%	10.28%	11.28%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	28.71%	18.47%	16.55%
FactSet Financial Technologies Linked Index (reflects no deduction for fees, expenses, or taxes)	22.67%	11.57%	13.00%

Tech Hardware Portfolio

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.53%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.19%
Total annual operating expenses	0.72%

1 year	$74
3 years	$230
5 years	$401
10 years	$894

Year-by-Year Returns

During the periods shown in the chart:	Returns	Quarter ended
Highest Quarter Return	27.30%	December 31, 2020
Lowest Quarter Return	(19.07)%	December 31, 2018
Year-to-Date Return	(10.70)%	March 31, 2022

Average Annual Returns

For the periods ended December 31, 2021	Past 1 year	Past 5 years	Past 10 years
Tech Hardware Portfolio
Return Before Taxes	23.61%	26.03%	18.49%
Return After Taxes on Distributions	18.35%	21.67%	15.83%
Return After Taxes on Distributions and Sale of Fund Shares	16.34%	19.84%	14.69%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	28.71%	18.47%	16.55%
FactSet Hardware Technology Linked Index (reflects no deduction for fees, expenses, or taxes)	22.16%	21.90%	14.66%

COMMENTS RECEIVED ON 03/30/2022

FROM DANIEL GREENSPAN

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity Environment and Alternative Energy Fund

POST-EFFECTIVE AMENDMENT NO. 163

1)

“Cover” (prospectus)

C:

The Staff requests we provide a “subject to completion” legend under rule 481(b)2 or explain why one is not provided.

R:

Rule 481(b)(2) requires inclusion of a “subject to completion” legend if “a prospectus or Statement of Additional Information will be used before the effective date of the registration statement…” The registrant does not plan to use the fund’s prospectus or statement of additional information prior to its effective date (and, in fact, has not used the prospectus and SAI filed pursuant to Rule 485(a)). Thus, a Rule 481(b)(2) legend was not included and is not required.

2)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy and hold shares of the fund.”

C:

The Staff requests we add disclosure to the fee table introductory language to the extent the language in Item 3 of N-1A is applicable.

R:

The following disclosure will be added in bold text:

“In addition to the fees and expenses described below, your broker may also require you to pay brokerage commissions on purchases and sales of the fund.”

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain whether the fee waiver and/or expense reimbursement is recoupable and, if so, that we disclose and provide the terms of recoupment in a footnote.

R:

The fund will not have a fee waiver or expense reimbursement.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies principally engaged in business activities related to alternative and renewable energy, energy efficiency, pollution control, water infrastructure, waste and recycling technologies, or other environmental support services.”

C:

The Staff requests we revise as necessary the disclosure of the specific criteria that the fund and its Adviser use to determine that a particular business activity is consistent with the focus of the fund, suggested by its name, and that a potential portfolio company is engaged to a sufficient extent in such activity.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose the fund’s principal investment strategies. General Instruction C. (3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment

Details” section. In that section, we currently include the following disclosure for Fidelity Environment and Alternative Energy Fund: “These companies may include, for example, companies involved in alternative and renewable energy such as solar, wind, biofuels, hydropower, geothermal power, or power storage; energy management & efficiency and energy conservation products and services such as energy-efficient home or building design and insulation, including heating and cooling, lighting, or appliances, as well as fuel efficient vehicles transportation such as hybrid and electric cars vehicles, railways, or other alternative energy transportation equipment and solutions; pollution reduction and prevention activities to control emissions; water infrastructure related to water distribution, water purification, the collection, treatment, or reclamation of wastewater, and other water storage and maintenance; companies involved in food, agriculture, and aquaculture production or distribution; and waste management and recycling activities such as the transportation, treatment, and disposal of hazardous or other wastes, transforming waste into energy and other recycling, and sanitation or filtration equipment or services.”

In addition, as disclosed in the fund’s SAI, Fidelity may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.

Accordingly, we have not modified the disclosure.

5)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

If investing in emerging markets securities is a principal investment strategy of the fund, the Staff requests we disclose and include a definition of emerging markets.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

6)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the fund invests or intends to invest in debt or equity that may be affected by the war in Ukraine or related sanctions, the Staff requests we consider additional risk disclosure as necessary. The Staff also requests that we consider any additional risks as necessary regarding the banking sector related to the above conflict or related sanctions.

R:

The fund does not have a principal investment strategy to invest directly in securities with exposure to Ukraine. The fund believes the disclosure in the Principal Investment Risks section of the statutory and summary prospectus accurately describes the risks of the fund.

7)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests the fund's assets primarily in common stocks.”

“In addition to concentrating on particular industries, the fund may invest a significant percentage of its assets in relatively few companies and may invest up to 25% in a single company. The fund is classified as non-diversified.”

C:

The Staff requests we disclose this information in the “Fund Summary - Principal Investment Strategies” section of the prospectus as well.

R:

The following disclosure is included in the fund’s “Fund Summary – Principal Investment Strategies” section of the prospectus regarding investments in common stocks:

“Normally investing primarily in common stocks.”

In addition, the following disclosure is included in the “Fund Summary – Principal Investment Risks” section of the prospectus in accordance with Item 4(b)(1)(iv) of Form N-1A, which requires that the Fund summarize the risks of investing in a non-diversified fund:

“In addition, the fund is classified as non-diversified under the Investment Company Act of 1940 (1940 Act), which means that it has the ability to invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

Accordingly, we have not modified disclosure.

8)

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

C:

The Staff requests we disclose the exclusions in the fund’s “Fund Summary” as well.

R:

We have not added the exclusions in the “Fund Summary” section because the Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). Instead, we provide the following disclosure in the Fund Summary with a cross-reference to the more detailed disclosure in the Investment Details section:

“Employing sustainable investing exclusion criteria to avoid investments in issuers that are directly engaged in, and/or derive significant revenue from, certain industries. Please see “Fund Basics – Investment Details – Sustainable Investing Exclusions” for additional information.”

9)

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“In determining whether an issuer is directly engaged in, and/or derives significant revenue from a particular industry or product line, a fund may use revenue thresholds (e.g., issuers that derive more than 5% of revenue from tobacco production) and/or categorical exclusions (e.g., issuers that derive any revenue from the operation of private prisons or issuers that are classified within the coal production or mining industries), depending on the industry or product line, based generally on data provided by one or more third-party vendor(s). The Adviser, in its sole discretion, retains the right not to use data provided by third-party vendors where it deems the data not representative of an issuer’s current business operations. In such cases, or where data on specific issuers may not be available from third-party vendors, the Adviser may make reasonable estimates or otherwise exercise its discretion.

C:

The Staff requests that for the fund we clarify in disclosure whether and for which industries the product line’s revenue thresholds are being used.

R:

The Adviser considers the application of revenue thresholds or categorical exclusions on a case-by-case basis. The Adviser does not believe it is possible to specify in advance all situations in which revenue thresholds or categorical exclusions will apply. Instead, the disclosure makes clear that the Adviser employs sustainable investing exclusions but provides the Adviser the discretion to implement those exclusions, much like it employs discretion with respect to a fund’s investments more generally. Accordingly, we have not modified the disclosure.

10)

“Fund Management” (prospectus)

“As of December 31, 2020, the Adviser had approximately $3.0 trillion in discretionary assets under management, and approximately $3.8 trillion when combined with all of its affiliates' assets under management.”

C:

The Staff requests we revise to disclose the Adviser’s assets under management as of a more recent date.

R:

The Adviser’s assets under management will be reflected as of December 31, 2021.

Attachment 1

Fidelity® Environment and Alternative Energy Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.53%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.26%
Total annual operating expenses	0.79%

1 year	$81
3 years	$252
5 years	$439
10 years	$978

Year-by-Year Returns

During the periods shown in the chart:	Returns	Quarter ended
Highest Quarter Return	22.72%	December 31, 2020
Lowest Quarter Return	(26.22)%	March 31, 2020
Year-to-Date Return	(8.10)%	March 31, 2022

Average Annual Returns

For the periods ended December 31, 2021	Past 1 year	Past 5 years	Past 10 years
Fidelity® Environment and Alternative Energy Fund
Return Before Taxes	30.42%	16.80%	14.66%
Return After Taxes on Distributions	28.05%	14.97%	13.28%
Return After Taxes on Distributions and Sale of Fund Shares	19.49%	12.98%	11.85%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	28.71%	18.47%	16.55%
FTSE® Environmental Opportunities & Alternative Energy Index (reflects no deduction for fees, expenses, or taxes)	23.94%	23.88%	18.46%